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                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)


            STARTEC GLOBAL COMMUNICATIONS CORPORATION
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                         (Name of Issuer)


              COMMON STOCK, $.01 PAR VALUE PER SHARE
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                  (Title of Class of Securities)


                            85569E103
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                          (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Secutities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP Number 85569E103
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1)   Names of Reporting Persons.  I.R.S. Identification Nos. Of
     Above Persons (entities only).

          Ram Mukunda
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2)   Check the Appropriate Box if a member of a Group (See
     Instructions).

          (a) / /
          (b) / /
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3)   SEC Use Only.


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4)   Citizenship or Place of Organization.

          United States of America
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               :(5) Sole Voting Power
Number of      :         3,579,675
               :-------------------------------------------------
Shares Owned   :(6) Shared Voting Power
               :
By Each        :-------------------------------------------------
               :(7) Sole Dispositive Power
Reporting      :         3,579,675
               :-------------------------------------------------
Person         :(8) Shared Dispositive Power
               :
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9)   Aggregate Amount Beneficially Owned by Each Reporting Person

          3,579,675
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10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions).

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11)  Percent of Class Represented by Amount in Row (9).

          40.6%
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12)  Type of Reporting Person (See Instructions).

          IN
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ITEM 1(a) NAME OF ISSUER:

               Startec Global Communications Corporation


ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               10411 Motor City Drive
               Bethesda, Maryland 20817


ITEM 2(a) NAME OF PERSON FILING:

               Ram Mukunda


ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
          RESIDENCE:

               10411 Motor City Drive
               Bethesda, Maryland 20817


ITEM 2(c) CITIZENSHIP:

               United States of America


ITEM 2(d) TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 par value per share


ITEM 2(e) CUSIP NUMBER:

               85569E103


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR
          13D-2(b):

               Not applicable


ITEM 4.   OWNERSHIP

          (a) AMOUNT BENEFICIALLY OWNED:

               3,579,675

          (b) PERCENT OF CLASS:

               40.6%

          (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i) SOLE POWER TO VOTE OR DIRECT THE VOTE

                    3,579,675

               (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE



               (iii)SOLE POWER TO DISPOSE OR TO DIRECT THE
                    DISPOSITION OF

                    3,579,675

               (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE
                    DISPOSITION OF


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON

               Not applicable.


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY

               Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

               Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               Not applicable.
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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 17, 1998
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                                              (Date)

                                        /s/ RAM MUKUNDA
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                                            (Signature)

                                        Ram Mukunda
                                        -----------------
                                           (Name/Title)